Exhibit 99.1

AirNet Technology Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

(Stated in U.S. dollars in thousands, except share and per share data)

	December 31, 2023	June 30, 2024
		(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$150	$7,129
Accounts receivable, net	19	34
Prepayments	—	23,175
Other current assets, net	24,989	24,076
Amount due from related parties	191	213
Current assets of discontinued operations	4,566	—
Total current assets	29,915	54,627

OTHER ASSETS
Property and equipment, net	10,239	14,000
Intangible assets, net	—	82
Long-term investments, net	32,018	27,656
Right-of-use assets	2	—
Total non-current assets	42,259	41,738

Total assets	72,174	96,365

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

CURRENT LIABILITIES
Accounts payable	11,601	11,427
Accrued expenses and other current payables	10,553	13,115
Deferred revenue	7,292	7,217
Consideration received from buyer	28,169	27,521
Payable for earnout commitment	21,487	20,992
Amounts due to related parties	2,266	—
Taxes payable	1,495	1,206
Lease liabilities, current	6	—
Current liabilities of discontinued operations	1,550	—
Total current liabilities	84,419	81,477

OTHER LIABILITIES
Amounts due to related parties, non-current	8,842	3,611
Total non-current liabilities	8,842	3,611

Total liabilities	93,261	85,089

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Ordinary shares ($0.04 par value; 900,000,000 shares authorized; 4,525,643 and 15,639,877 shares issued as of December 31, 2023 and June 30, 2024, respectively; 4,474,836 and 14,307,830 shares outstanding as of December 31, 2023 and June 30, 2024, respectively)*	181	572
Additional paid-in capital	298,750	312,892
Treasury shares (24,818 and 1,332,047 shares as of December 31, 2023 and June 30, 2024)	(1,148)	(2,666)
Deferred share compensation	—	(1,147)
Accumulated deficits	(318,813)	(298,918)
Accumulated other comprehensive income	32,879	33,476
Total AirNet Technology Inc. shareholders' equity	11,849	44,209

NON-CONTROLLING INTERESTS	(32,936)	(32,933)

Total (deficit) equity	(21,087)	11,276

Total liabilities and shareholders' equity	$72,174	$96,365
*	The shares and per share information are presented on a retroactive basis to reflect the consolidation of ordinary shares and change of authorized share capital (Note 11).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AirNet Technology Inc. and Subsidiaries

Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

(Stated in U.S. Dollars in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2023	2024
	(Unaudited)	(Unaudited)

Revenues	$581	$234
Business tax and surcharges	(43)	(41)
Net revenues	538	193

Cost of revenues	826	205

Gross loss	(288)	(12)

Operating expenses:
Selling expenses	359	213
General and administrative expenses	1,589	2,088
Research and development	16	—
Total operating expenses	1,964	2,301

Loss from continuing operations	(2,252)	(2,313)

Other income (expenses):
Interest expenses, net	(330)	(62)
(Loss) gains from long-term investments	(618)	23,647
Other income, net	199	73
Total other (expenses) income, net	(749)	23,658

(Loss) income from continuing operation before income taxes	(3,001)	21,345

Income tax expense	1	—

Net (loss) income from continuing operation	(3,002)	21,345

Discontinued operations:
Net loss from discontinued operations, net of income taxes	(691)	—
Loss from disposal of discontinued operations, net of income taxes	—	(1,447)
Net loss from discontinued operations	(691)	(1,447)

Net (loss) income	(3,693)	19,898

Less: Net income attributable to non-controlling interests	232	3

Net (loss) income attributable to AirNet Technology Inc.	$(3,925)	$19,895

Net (loss) income	$(3,693)	$19,898

Foreign currency translation adjustment	(678)	597

Total comprehensive (loss) income	(4,371)	20,495

Less: Total comprehensive income attributable to non-controlling interests	230	3

Total comprehensive (loss) income attributable to AirNet Technology Inc.	$(4,601)	$20,492

Weighted average number of ordinary shares outstanding - basic and diluted*	3,575,714	8,035,683

Loss (earnings) per ordinary shares - basic and diluted*	$(1.10)	$2.48
*	The shares and per share information are presented on a retroactive basis to reflect the consolidation of ordinary shares (Note 11).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AirNet Technology Inc. and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

(Stated in U.S. Dollars in thousands, except for share and per share data)

								Total
							Accumulated	AirNet Technology
			Additional		Deferred		other	Inc.
	Ordinary shares		paid-in	Treasury	share	Accumulated	comprehensive	shareholders’	Noncontrolling	Total
	Shares*	Par Value	capital	shares	compensation	deficits	income (loss)	equity	interests	(Deficit) Equity

BALANCE, December 31, 2022	8,923,687	$359	$332,746	$(1,148)	$—	$(318,239)	$32,044	$45,762	$(32,409)	$13,353
Share repurchase for cancellation of equipment purchase	(4,448,851)	(178)	(34,066)	—	—	—	—	(34,244)	—	(34,244)
Share-based compensation	—	—	5	—	—	—	—	5	—	5
Foreign currency translation adjustment	—	—	—	—	—	—	(676)	(676)	(2)	(678)
Net (loss) income	—	—	—	—	—	(3,925)	—	(3,925)	232	(3,693)
BALANCE, June 30, 2023 (unaudited)	4,474,836	$181	$298,685	$(1,148)	$—	$(322,164)	$31,368	$6,922	$(32,179)	$(25,257)

BALANCE, December 31, 2023	4,474,836	$181	$298,750	$(1,148)	$—	$(318,813)	$32,879	$11,849	$(32,936)	$(21,087)
Share-based compensation	1,200,000	48	1,284	—	(1,147)	—	—	185	—	185
Sales of ordinary shares	3,372,788	135	5,565	—	—	—	—	5,700	—	5,700
Issuance of ordinary shares to repay debts	6,567,431	260	7,293	—	—	—	—	7,553	—	7,553
Repurchase of ordinary shares for subsidiary disposal	(1,307,229)	(52)	—	(1,518)	—	—	—	(1,570)	—	(1,570)
Additional ordinary shares of round-up adjustment due to equipment purchase cancellation	4	—	—	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	597	597	—	597
Net income	—	—	—	—	—	19,895	—	19,895	3	19,898
BALANCE, June 30, 2024 (unaudited)	14,307,830	$572	$312,892	$(2,666)	$(1,147)	$(298,918)	$33,476	$44,209	$(32,933)	$11,276
*	The shares and per share information are presented on a retroactive basis to reflect the consolidation of ordinary shares (Note 11).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AirNet Technology Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

(Stated in U.S. Dollars in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2023	2024
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net (loss) income from continuing operations	$(3,002)	$21,345
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Recovery of provision for expected credit losses	(142)	(3)
Depreciation and amortization	438	268
Amortization of right-of-use assets	8	2
Share-based compensation	5	185
Gains from long-term investments	—	(23,647)
Cost of non-deductible input VAT that generated in prior years	66	7

Changes in operating assets and liabilities:
Accounts receivable	828	(12)
Other current assets	2,145	906
Long-term deposits	309	—
Accounts payable	677	(174)
Accrued expenses and other current payables	(269)	2,368
Deferred revenue	(379)	(75)
Taxes payable	(633)	(289)
Lease liabilities	(7)	(6)
Net cash provided by continuing operating activities	44	875
Net cash used in discontinued operating activities	(568)	—
Net cash (used in) provided by operating activities	(524)	875

Cash flows from investing activities:
Purchase of property and equipment	—	(3,975)
Prepayments for equipment	—	(23,175)
Acquisition of intangible assets	—	(136)
Disposal of long-term investments	—	27,101
Cash decrease due to deconsolidation	—	(20)
Net cash used in continuing investing activities	—	(205)
Net cash provided by discontinued investing activities	—	—
Net cash used in investing activities	—	(205)

Cash flows from financing activities:
Cash repaid for short-term bank loans	(2,910)	—
Cash received from loans due to related parties	435	228
Proceeds from issuance of ordinary shares through private offerings	—	5,700
Net cash (used in) provided by continuing financing activities	(2,475)	5,928
Net cash provided by discontinued financing activities	—	—
Net cash (used in) provided by financing activities	(2,475)	5,928

Effect of exchange rate changes	431	361

Net change in cash, cash equivalents and restricted cash	(2,568)	6,959
Cash, cash equivalents and restricted cash - beginning of period	2,700	170
Cash, cash equivalents and restricted cash - end of period	132	7,129
Less: Cash, cash equivalents and restricted cash of discontinued operations at end of period	75	—
Total cash, cash equivalents and restricted cash of continuing operations at end of period	$57	$7,129

Supplemental disclosure of cash flow information:
Interests paid	$330	$—
Income tax paid	$1	$—

Supplemental non-cash information:
Shares issued to repay amounts due to related parties upon execution of offset agreement	$—	$7,553
Shares repurchased for subsidiary disposal	$—	$1,570

The following table provides a reconciliation of cash and restricted cash reported within the statement of financial position that sum to the total of the same amounts shown in the statement of cash flows:

Cash and cash equivalents	$55	$7,127
Restricted cash	2	2
Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	$57	$7,129

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AIRNET TECHNOLOGY INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

1.           ORGANIZATION AND PRINCIPAL ACTIVITIES

Introduction of the Group

AirNet Technology Inc. (“AirNet” or the “Company”) was incorporated in the Cayman Islands on April 12, 2007.

AirNet, its subsidiaries, through its variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively the “Group”) to operate its out-of-home advertising network, primarily air travel advertising network, in the People’s Republic of China (the “PRC”). And the Company conducts the cryptocurrencies mining business operations by its Hong Kong subsidiary Blockchain Dynamics Limited. On March 19, 2024, the Group has resolved to dispose Blockchain Dynamics Limited together with its cryptocurrencies business.

The Group provides advertising time slots in the form of digital TV screens on airplanes, and media contents display in air travel. Collaborating with the Group’s partners, AirNet serves airline travelers with interactive entertainment and a coverage of breaking news, and furnishes corporate clients with advertisements tailored to the perceptions of the travelers.

The Group generates revenue from the cryptocurrency earns through its mining activities. With the disposal of the business, revenue will not be generated in the future and the result of operation for cryptocurrency business has been reclassified as discontinued operations.

AIRNET TECHNOLOGY INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

As of issuance date of this report, details of the Company’s subsidiaries, VIEs and VIEs’ subsidiaries are as follows:

	Date of		Percentage
	incorporation/	Place of	of legal
Name	acquisition	incorporation	ownership

Intermediate Holding Company:
Broad Cosmos Enterprises Ltd. (“Broad Cosmos”)	June 26, 2006	British Virgin Islands (“BVI”)	100
AirNet International Limited (“AirNet International”)	July 14, 2007	BVI	100
AirNet (China) Limited (“AN China”)	August 5, 2005	Hong Kong	100
One World Global Travel Inc. (“One World”)	February 29, 2024	the U.S.	100
Global International Travel Limited (“Global Travel”)	March 1, 2024	BVI	100
IGlobal Travel Limited (“IGlobal Travel”)	March 15, 2024	Hong Kong	100
Subsidiaries:
Blockchain Dynamics Limited(1)	January 11, 2021	Hong Kong	100
Energy Bytes Inc.(1)	January 21, 2022	United States	100
Yuehang Chuangyi Technology (Beijing) Co., Ltd. (“Chuangyi Technology”)	September 19, 2005	the PRC	100
Shenzhen Yuehang Information Technology Co., Ltd. (“Shenzhen Yuehang”)	June 6, 2006	the PRC	100
Xi’an Shengshi Dinghong Information Technology Co., Ltd. (“Xi’an Shengshi”)	December 31, 2007	the PRC	100
Beijing Youxing Technology Co., Ltd. (“Beijing Youxing”)	April 10, 2024	the PRC	100
Beijing Labaku Information Technology Co., Ltd. (“Beijing Labaku”)	May 14, 2024	the PRC	100
Beijing Suida Real Estate Development Co., Ltd. (“Beijing Suida”)	November 30, 2004	the PRC	100
VIEs:
Beijing Linghang Shengshi Advertising Co., Ltd. (“Linghang Shengshi”)	August 7, 2005	the PRC	N/A
Wangfan Tianxia Network Technology Co., Ltd.(“Iwanfan”)	May 6, 2016	the PRC	N/A
Yuehang Sunshine Network Technology Group Co., Ltd. (“AirNet Online”)	April 30, 2015	the PRC	N/A
VIEs’ subsidiaries:
Beijing Yuehang Digital Media Advertising Co., Ltd. (“Beijing Yuehang”)	January 16, 2008	the PRC	N/A
Beijing AirNet Pictures Co., Ltd. (“AirNet Pictures”)	September 13, 2007	the PRC	N/A
Wenzhou Yuehang Advertising Co., Ltd. (“Wenzhou Yuehang”)	October 17, 2008	the PRC	N/A
Beijing Dongding Gongyi Advertising Co., Ltd. (“Dongding”)	February 1, 2010	the PRC	N/A
Guangzhou Meizheng Online Network Technology Co., Ltd. (“Guangzhou Meizheng”)	May 17, 2013	the PRC	N/A
Air Esurfing Information Technology Co., Ltd. (“Air Esurfing”)	September 25, 2013	the PRC	N/A
Wangfan Linghang Mobile Network Technology Co., Ltd. (“Linghang”)	April 23, 2015	the PRC	N/A
Beijing Wangfan Jiaming Pictures Co., Ltd. (“Wangfan Jiaming”)	December 31, 2015	the PRC	N/A
Meizheng Network Information Technology Co., Ltd. (“Meizheng Network”)	August 8, 2016	the PRC	N/A
Beijing Wangfan Jiaming Advertising Co., Ltd. (“Jiaming Advertising”)	January 1, 2007	the PRC	N/A
Shandong Airmedia Cheweishi Network Technology Co., Ltd. (“Shangdong Cheweishi”)(2)	July 21, 2016	the PRC	N/A
Dingsheng Ruizhi (Beijing) Investment Consulting Co., Ltd. (“Dingsheng Ruizhi”)	May 25, 2016	the PRC	N/A
Yuehang Zhongying E-commerce Co., Ltd. (“Zhongying”)	May 17, 2018	the PRC	N/A
Beijing Airport United Culture Media Co., Ltd. (“Airport United”)	June 19, 2018	the PRC	N/A
Yuehang Sunshine (Beijing) Asset Management Co., Ltd. (“Yuehang Asset”)	January 18, 2019	the PRC	N/A
Air Joy Media Private Limited (“Air Joy”)	November 15, 2019	Singapore	N/A
(1)	The two subsidiaries are to be disposed with the disposal of cryptocurrencies mining business in March 2024.
(2)	The subsidiary discontinued operations in January 2024.

AIRNET TECHNOLOGY INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

The VIE arrangements

Chinese regulations currently limit foreign ownership of companies that provide advertising services, including out-of-home television advertising services. Since December 30, 2005, foreign investors have been permitted to own directly 100% interest in PRC advertising companies if the foreign investor has at least three years of direct operations of advertising business outside of the PRC.

One of the Company’s subsidiary, AN China, the 100% shareholder of Chuangyi Technology, Shenzhen Yuehang, and Xi’an Shengshi, has been engaged in the advertising business in Hong Kong since September 2008.

The Group conducts substantially all of its activities through VIEs, i.e. Linghang Shengshi, Iwanfan and AirNet Online, and the VIEs’ subsidiaries. The VIEs have entered into the following series of agreements with Chuangyi Technology:

●	Technology support and service agreement: Chuangyi Technology provides exclusive technology support and consulting services to the VIEs and in return, the VIEs are required to pay Chuangyi Technology service fees. The VIEs pay to Chuangyi Technology annual service fees in the amount that guarantee that the VIEs can achieve, after deducting such service fees payable to Chuangyi Technology, a net cost-plus rate of no less than 0.5% in the case of Linghang Shengshi, and Jiaming Advertising, or 1.0% in the case of Beijing Yuehang, which final rate should be determined by Chuangyi Technology. The “net cost-plus rate” refers to the operating profit as a percentage of total costs and expenses of a certain entity. The technology support and service fees for each given year payable by AirNet Online to Chuangyi Technology under AirNet Online’s technology support and service agreement shall be determined by AirNet Online and Chuangyi Technology at the first month of such year taking into account several factors. Those factors include the credential of the team of Chuangyi Technology that provides services to AirNet Online, the number of service hours, the nature and value of the services provided by Chuangyi Technology, the extent to which Chuangyi Technology provides patent or other license to AirNet Online in its provision of technology support and service and the correlation between AirNet Online’s results of operations and the technology support and service provided by Chuangyi Technology. In the event Chuangyi Technology finds it necessary to make subsequent adjustment to the amount of fees, AirNet Online shall negotiate in good faith with Chuangyi Technology to determine the new fee. The technology support and service agreements are effective for ten years and such term is automatically renewed upon its expiry unless either party informs the other party of its intention of no extension at least twenty days prior to the expiration of the agreements.
●	Technology development agreement: VIEs exclusively engaged Chuangyi Technology to provide technology development services. Chuangyi Technology owns the intellectual property rights developed in the performance of these agreements. Except for AirNet Online, the VIEs pay to Chuangyi Technology annual service fees in the amount that guarantee that the VIEs can achieve, after deducting such service fees payable to Chuangyi Technology, a net cost-plus rate of no less than 0.5% in the case of Linghang Shengshi, and Jiaming Advertising, which final rate should be determined by Chuangyi Technology. It is at Chuangyi Technology’s sole discretion that the rate and amount of fees ultimately charged the VIEs under these agreements are determined. The “net cost-plus rate” refers to the operating profit as a percentage of total costs and expenses of a certain entity. The technology development fees for each given year payable by AirNet Online to Chuangyi Technology under AirNet Online’s technology development agreement shall be determined by AirNet Online and Chuangyi Technology at the first month of such year taking into account several factors. Those factors include the credential of the team of Chuangyi Technology that provides services to AirNet Online, the number of service hours, the nature and value of the services provided by Chuangyi Technology, the extent to which Chuangyi Technology provides patent or other license to AirNet Online in its provision of technology development service and the correlation between AirNet Online’s results of operations and the technology development service provided by Chuangyi Technology. In the event Chuangyi Technology finds it necessary to make subsequent adjustment to the amount of fees, AirNet Online shall negotiate in good faith with Chuangyi Technology to determine the new fee. The technology development agreements are effective for ten years and such terms is automatically renewed upon its expiry unless either party informs the other party of its intention of no extension at least twenty days prior to the expiration of the agreements.

AIRNET TECHNOLOGY INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

●	Exclusive Technology Consultation and Service Agreement: AirNet Online exclusively engages Chuangyi Technology to provide consultation services in relation to management, training, marketing and promotion. AirNet Online agrees to pay to Chuangyi Technology the amount of annual service fees as determined by Chuangyi Technology. In the event Chuangyi Technology finds it necessary to make subsequent adjustment to the amount of fees, AirNet Online shall negotiate in good faith with Chuangyi Technology to determine the new fees. The exclusive technology consultation and service agreement remains effective for ten years and such term may be reviewed by Chuangyi Technology’s written confirmation prior to the expiration of the agreement term.
●	Call option agreement: Under the call option agreements between Chuangyi Technology and the shareholders of Linghang Shengshi, Beijing Yuehang and Jiaming Advertising, the shareholders of those VIEs irrevocably granted Chuangyi Technology or its designated third party an exclusive option to purchase from the VIEs’ shareholders, to the extent permitted under PRC law, all the equity interests in the VIEs, as the case may be, for the minimum amount of consideration permitted by the applicable law without any other conditions. Under the call option agreements between Chuangyi Technology and the shareholders of AirNet Online, the shareholders of AirNet Online irrevocably granted Chuangyi Technology or its designated third party an exclusive option to purchase from the shareholders of AirNet Online, to the extent permitted under PRC law, all the equity interests in AirNet Online, as the case may be. To the extent the applicable PRC law does price for such equity interests, such purchase price shall equal the amount of actual payment made by the respective shareholders of AirNet Online with respect to the equity interests whether in the form or share capital injection or secondary purchase price. If and where the applicable PRC law requires the valuation of the subject equity interests or otherwise has restrictions on the purchase price for such equity interests, such purchase price shall equal the minimum amount of consideration permitted by the applicable law. In addition, under these agreements (except for the call option agreements between Chuangyi Technology and the shareholders of AirNet Online), Chuangyi Technology has undertaken to act as guarantor of VIEs in all operations-related contracts, agreements and transactions and commit to provide loans to support the business development needs of VIEs or if the VIEs suffer operating difficulties, provided that the relevant VIE’s shareholders satisfy the terms and conditions in the call option agreements. Under PRC laws, to provide an effective guarantee, a guarantor needs to execute a specific written agreement with the beneficiary of the guarantee. As Chuangyi Technology has not entered into any written guarantee agreements with any third-party beneficiaries to guarantee the VIEs’ performance obligations to these third parties, none of these third parties can demand performance from Chuangyi Technology as a guarantor of the VIEs’ performance obligations. The absence of a written guarantee agreement, however, does not affect the conclusion that the Group is the primary beneficiary of the VIEs and in turn should consolidate the financials of the VIEs. The term of each call option agreement is ten years and such terms can be renewed upon expiration at Chuangyi Technology’s sole discretion.
●	Equity pledge agreement: Under the equity pledge agreements between Chuangyi Technology and the shareholders of the Group’s VIEs other than AirNet Online, the shareholders of those VIEs pledged all of their equity interests, including the right to receive declared dividends, in those VIEs to Chuangyi Technology to guarantee those VIEs’ performance of their obligations under the technology support and service agreement and the technology development agreement. Under the equity pledge agreements between Chuangyi Technology and the shareholders of AirNet Online, the shareholders of AirNet Online pledged all of their equity interests, including the right to receive declared dividends, in AirNet Online to Chuangyi Technology to guarantee the performance by AirNet Online of its obligations under its call option agreement and its exclusive technology consultation and service agreement. If the VIEs fail to perform their obligations set forth in the applicable agreements, Chuangyi Technology shall be entitled to exercise all the remedies and powers set forth in the provisions of the applicable equity pledge agreements. Those agreements remain effective for as long as the technology support and service agreements and technology development agreement are effective, or, in the case of AirNet Online, until two years after the term of the obligations under the call option agreement and exclusive technology consultation and service agreement.

AIRNET TECHNOLOGY INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

●	Authorization letter: Each shareholder of the VIEs has executed an authorization letter to authorize Chuangyi Technology to exercise certain of its rights, including voting rights, the rights to enter into legal documents and the rights to transfer any or all of its equity interest in the VIEs. The authorization letters by the shareholders of the Group’s VIEs other than AirNet Online will remain effective during the operating periods of the respective VIEs. Such authorization is effective for ten years and such term is renewed upon its expiry at Chuangyi Technology’s sole discretion. The authorization letters by the shareholders of AirNet Online will remain effective for as long as the respective parties remain shareholders of AirNet Online unless terminated earlier by Chuangyi Technology or the call option agreement with respect to AirNet Online is terminated prior to its expiration.

Through the above contractual arrangements, Chuangyi Technology has obtained 100% of shareholders’ voting interest in the VIEs, has the right to receive all dividends declared and paid by the VIEs and may receive substantially all of the net income of the VIEs through the technical support and service fees as determined by Chuangyi Technology at its sole discretion. Accordingly, the Group has consolidated the VIEs because the Group believes, through the contractual arrangements, (1) Chuangyi Technology could direct the activities of the VIEs that most significantly affect its economic performance and (2) Chuangyi Technology could receive substantially all of the benefits that could be potentially significant to the VIEs. Other than the contractual arrangements described above, because the management and certain employees of Chuangyi Technology also serve in the VIEs as management or employees, certain operating costs paid by Chuangyi Technology, such as payroll costs and office rental, were re-charged to the VIEs.

Chuangyi Technology also entered into loan agreements with each shareholder of AirNet Online, pursuant to which Chuangyi Technology permits to make loans in an aggregate amount of RMB 50,000 to the shareholders of AirNet Online solely for the incorporation and capitalization of AirNet Online. The loan is interest free and the term of the loan is ten years and shall be automatically renewed on an annual basis unless Chuangyi Technology objects. Chuangyi Technology can require the shareholders to repay all or a portion of the loan before the maturity date with a 15 days prior written notice. Under such circumstances, Chuangyi Technology is entitled to, or designate a third party to, buy all or a portion of the shareholders’ equity interests in AirNet Online on a pro rata basis based on the amount of the repaid principal of the loan.

Risks in relation to the VIE structure

The Group believes that the VIE arrangements are in compliance with PRC law and are legally enforceable. The shareholders of the VIEs are also shareholders of the Group and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Group’s ability to enforce these contractual arrangements and if the shareholders of the VIEs were to reduce their interest in the Group, their interests may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so.

The Group’s ability to control the VIEs also depends on the authorization letters that Chuangyi Technology has to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Group believes the rights granted by the authorization letters is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Group’s PRC subsidiaries and affiliates;
●	discontinue or restricting the Group’s PRC subsidiaries’ and affiliates’ operations;
●	impose conditions or requirements with which the Group or its PRC subsidiaries and affiliates may not be able to comply; or
●	require the Group or its PRC subsidiaries and affiliates to restructure the relevant ownership structure or operations;

AIRNET TECHNOLOGY INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIEs and its subsidiaries or the right to receive their economic benefits, the Group would no longer be able to consolidate the VIEs. The Group does not believe that any penalties imposed or actions taken by the PRC Government would result in the liquidation of the Group, Chuangyi Technology, or the VIEs.

Certain shareholders of VIEs are also beneficial owners or directors of the Company. In addition, certain beneficial owners and directors of the Company are also directors or officers of VIEs. Their interests as beneficial owners of VIEs may differ from the interests of the Company as a whole. The Company cannot be certain that if conflicts of interest arise, these parties will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest these parties may encounter in their capacity as beneficial owners of VIEs, on the one hand, and as beneficial owners of the Company, on the other hand. The Company believes the shareholders of VIEs will not act contrary to any of the contractual arrangements and the exclusive purchase right contract provides the Company with a mechanism to remove them as shareholders of VIEs should they act to the detriment of the Company. If any conflict of interest or dispute between the Company and the shareholders of VIEs arises and the Company is unable to resolve it, the Company would have to rely on legal proceedings in the PRC. Such legal proceedings could result in disruption of its business; moreover, there is substantial uncertainty as to the ultimate outcome of any such legal proceedings.

The following financial statement information for AirNet’s VIEs were included in the accompanying unaudited condensed consolidated financial statements, presented net of intercompany eliminations:

	As of December 31,	As of June 30,
	2023	2024
		(Unaudited)
Total current assets	$40,336	$22,714
Total non-current assets	30,116	37,681

Total assets	70,452	60,395

Total current liabilities	171,625	272,310
Total non-current liabilities	8,842	3,611

Total liabilities	$180,467	$275,921

	For the six months ended June 30,
	2023	2024
	(Unaudited)	(Unaudited)
Net revenues	$538	$193
Net loss	(3,693)	(726)
Net cash provided by (used in) operating activities	1	(17,491)
Net cash provided by investing activities	—	27,101
Net cash (used in) provided by financing activities	(2,475)	228

The VIEs contributed an aggregate of 100% and 100% of the consolidated net revenues for the six months ended June 30, 2023 and 2024, respectively. As of December 31, 2023 and June 30, 2024, the VIEs accounted for an aggregate of 97.6% and 47.6%, respectively, of the consolidated total assets, and 190.3% and 103.0%, respectively, of the consolidated total liabilities.

AIRNET TECHNOLOGY INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations and can only be used to settle the VIEs’ obligations. There are no creditors (or beneficial interest holders) of the VIEs that have recourse to the general credit of the Company or any of its consolidated subsidiaries. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests, which require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholder of the VIEs or entrustment loans to the VIEs.

On December 23, 2018, the State Council submitted the draft version of the Foreign Investment Law to the Standing Committee of the National People’s Congress, which was promulgated by the National People’s Congress on its official site on December 26, 2018 for public consultation until February 24, 2019. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which On December 23, 2018, the PRC State Council submitted the draft version of the Foreign Investment Law to the Standing Committee of the National People’s Congress, which was promulgated by the National People’s Congress on its official site on December 26, 2018 for public consultation until February 24, 2019. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations.

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)         Basis of presentation

The unaudited condensed consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position, results of operations, or cash flows. In the opinion of management, all adjustments consisting of normal recurring adjustments considered necessary for a fair presentation of the financial statements, have been included. Interim results are not necessarily indicative of results to be expected for the full year. The interim information should be read in conjunction with the annual information included in Form 20-F for the years ended December 31, 2022 and 2023.

(b)         Going concern

The Group has a history of operating losses, $3,925 and $3,752 for the six months ended June 30, 2023 and 2024 after deducting the one-time gains from long-term investments disposal, and has negative working capital of $26,851 as of June 30, 2024. These conditions raise substantial doubt about the Group’s ability to continue as a going concern.

Historically, the Group has relied principally on both operational sources of cash and non-operational sources of equity and debt financing to fund its operations and business development. The Group’s ability to continue as a going concern depends on management’s ability to successfully execute its business plan which includes increasing the utilization rate of existed staffs and potential financing from public market or private placement. In addition, the shareholders of the Company will provide financing support to the Company if needed within next twelve months to ensure sufficient working capital for the Company’s operation and development. However, there is no assurance that the measures above can be achieved as planned. Nevertheless, management prepared the unaudited condensed consolidated financial statements assuming the Group will continue as a going concern. The unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

AIRNET TECHNOLOGY INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

(c)         Basis of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIEs and its VIEs’ subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

(d)         Use of estimates

The preparation of financial statements in conformity with US GAAP requires to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period and accompanying notes, including allowance for expected credit losses, the useful lives of property and equipment, impairment of long-term investments, impairment of long-lived assets, share-based compensation and valuation allowance for deferred tax assets. Actual results could differ from those estimates.

(e)         Significant risks and uncertainties

The Group participates in a dynamic industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations, or cash flows: net losses in the past and futures; failure in launching new business; a significant or prolonged economic downturn; contraction in the air travel advertising industry in China; competition from other competitors; regulatory or other PRC related factors; fluctuations in the demand for air travel; past and future acquisitions; failure to maintain an effective system of internal control over financial reporting and effective disclosure controls and procedures; risks associated with the Group’s ability to attract and retain employees necessary to support its growth; risks associated with the Group’s growth strategies; and general risks associated with the industry.

(f)          Fair value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

AIRNET TECHNOLOGY INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

(g)          Fair value of financial instruments

The Group’s financial instruments include cash, accounts receivable, cryptocurrency, amount due from related parties, amount due to related parties and accounts payable. The Group did not have any other financial assets and liabilities or nonfinancial assets and liabilities that are measured at fair value on recurring basis as of December 31, 2023 and June 30, 2024.

The Group’s financial assets and liabilities measured at fair value on a non-recurring basis include equity investment and long-lived assets based on level 2 or 3 inputs.

(h)          Discontinued operation

A component of a reporting entity or a group of components of a reporting entity that are disposed or meet the criteria to be classified as held for sale, such as the management, having the authority to approve the action, commits to a plan to sell the disposal group, should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a strategic shift or (2) have a major impact on an entity’s financial results and operations. Included in the consolidated statements of operations and comprehensive (loss) income, result from discontinued operations have been reported separately from the income and expenses from continuing operations and prior periods have been presented on a reclassified comparative basis. In order to present the financial effects of the continuing operations and discontinued operations, revenues and expenses arising from intra-group transactions are eliminated except for those revenues and expenses that are considered to continue after the disposal of the discontinued operations.

Due to the disposal of the cryptocurrency business, which represented a strategic shift and had a major effect on the Company’s results of operations, revenues, costs and expenses related to the cryptocurrency business have been reclassified in the accompanying consolidated financial statements as discontinued operations for all the periods presented.

(i)          Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid deposits which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased.

AIRNET TECHNOLOGY INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

(j)          Cryptocurrencies

Cryptocurrencies are included in current assets in the accompanying consolidated balance sheets. Cryptocurrencies awarded to the Group through its mining activities are accounted for in connection with the Group’s revenue recognition policy disclosed below.

Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the cryptocurrency at the time its fair value is being measured. In testing for impairment, the Group has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Group concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Cryptocurrencies awarded to the Group through its mining activities are included within operating activities on the accompanying consolidated statements of cash flows. The sales of cryptocurrencies are included within investing activities in the accompanying consolidated statements of cash flows and any realized gains or losses from such sales are included in other income (expense) in the consolidated statements of operations. The Group accounts for its gains or losses in accordance with the first in first out (FIFO) method of accounting.

Cryptocurrencies assets accounted for as intangible assets are subject to impairment losses if the fair value of crypto assets decreases below the carrying value at any time during the period. The fair value is measured using the quoted price of the crypto asset at the time its fair value is being measured in the Company’s principal market. Gross impairments, net of subsequent realized gains on the sale and disposal of previously impaired crypto assets held are reflected in crypto asset impairment, net in the consolidated statements of operations. The Company assigns costs to crypto assets on a first-in, first-out basis.

On March 19, 2024, the Company has resolved to disposed the cryptocurrencies business (See Note 3 for details).

(k)          Allowance for expected credit losses

The Group adopted ASC 326 Financial Instruments – Credit Losses using the modified retrospective approach through a cumulative-effect adjustment to accumulated deficit. Management used an expected credit loss model for the impairment of trading receivables as of period ends. Management believes the aging of accounts receivable is a reasonable parameter to estimate expected credit loss, and determines expected credit losses for accounts receivables using an aging schedule as of period ends. The expected credit loss rates under each aging schedule were developed on basis of the average historical loss rates from previous years, and adjusted to reflect the effects of those differences in current conditions and forecasted changes. Management measured the expected credit losses of accounts receivable on a collective basis. When an accounts receivable does not share risk characteristics with other accounts receivables, management will evaluate such accounts receivable for expected credit loss on an individual basis. Doubtful accounts balances are written off and deducted from allowance, when receivables are deemed uncollectible, after all collection efforts have been exhausted and the potential for recovery is considered remote.

AIRNET TECHNOLOGY INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

(l)          Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Digital display network equipment	5 years
Furniture and fixture	5 years
Computer and office equipment	3‑5 years
Vehicle	5 years
Software	5 years
Office property	40 years
Leasehold improvement	Shorter of the term of the lease
or the estimated useful lives of the assets

Costs of repairs and maintenance are expensed as incurred and asset improvements that extend the useful life are capitalized. The gain or loss on disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated income statement. When property and equipment are retired or otherwise disposed of the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period.

(m)          Intangible assets

The Group’s intangible assets with definite useful lives consist of three Beijing vehicle plate quotas. Identifiable intangible assets resulting from the acquisitions of subsidiaries accounted for using the purchase method of accounting are estimated by management based on the fair value of assets received. The Group amortizes its intangible assets with definite useful lives over their estimated useful lives and reviews these assets for impairment. The Company typically amortizes its intangible assets with definite useful lives on a straight-line basis over the shorter of the contractual terms or the estimated useful lives of one year.

The Group acquired the intangible assets for $136 and recorded $54 amortization expense during the six months ended June 30, 2024.

(n)          Impairment of long-lived assets

Long-lived assets held and used by the Group are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be fully recoverable. It is possible that these assets could become impaired as a result of technology, economy or other industry changes. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Group first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, relief from royalty income approach, quoted market values and third-party independent appraisals, as considered necessary.

The Group makes various assumptions and estimates regarding estimated future cash flows and other factors in determining the fair values of the respective assets. The assumptions and estimates used to determine future values and remaining useful lives of long-lived assets are complex and subjective. They can be affected by various factors, including external factors such as industry and economic trends, and internal factors such as the Group’s business strategy and its forecasts for specific market expansion.

AIRNET TECHNOLOGY INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

As of June 30, 2024, the net carrying amount of long-lived assets consisted of property and equipment of $14,000. The property and equipment mainly included office building located in the center of Beijing of $8,593.

(o)          Long-term investments

Equity method investments

Investee companies over which the Group has the ability to exercise significant influence, but does not have a controlling interest are accounted for using the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation on the investee’s Board of Directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate.

Equity investments without readily determinable fair values

For investments in an investee over which the Group does not have significant influence, the Group carries the investment at cost and recognizes income as any dividends declared from distribution of investee’s earnings. The Group reviews the equity investments without readily determinable fair values for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. An impairment loss is recognized in earnings equal to the difference between the investment’s carrying amount and its fair value at the balance sheet date of the reporting period for which the assessment is made. All equity investments, except those accounted for under the equity method of accounting or those resulting in the consolidation of the investee, be accounted for at fair value with all fair value changes recognized in income. For equity investments that do not have readily determinable fair values the Group measures the equity investment at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the Group.

Impairment for long-term investments

The Group assesses its long-term investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information. The fair value determination, particularly for investments in privately-held companies, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and determination of whether any identified impairment is other-than-temporary. Other-than-temporary impairment loss is recognized in the consolidated statements of comprehensive income equal to the excess of the investment’s carrying value over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of such investment.

AIRNET TECHNOLOGY INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

(p)          Leases

In February 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-02, Leases (Topic 842), which is effective for annual reporting periods (including interim periods) beginning after December 15, 2018, and early adoption is permitted. The Group has adopted the Topic 842 on January 1, 2019 using a modified retrospective approach reflecting the application of the standard to leases existing at, or entered into after, the beginning of the earliest comparative period presented in the unaudited condensed consolidated financial statements.

The Group leases its offices, which are classified as operating leases in accordance with Topic 842. Under Topic 842, lessees are required to recognize the following for all leases (with the exception of short-term leases) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

At the commencement date, the Group recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. No impairment for right-of-use lease assets as of June 30, 2024.

The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

(q)          Revenue recognition

On January 1, 2018, the Group adopted ASC Topic 606, “Revenue from Contracts with Customers”, applying the modified retrospective method. The adoption did not result in a material adjustment to the accumulated deficit as of January 1, 2018.

In accordance with ASC Topic 606, revenues are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. In determining when and how much revenue is recognized from contracts with customers, the Group performs the following five-step analysis: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The Group’s contract with customers do not include multiple performance obligations, significant financing component and any variable consideration.

The Group is a principal as it controls the specified good or service before that good or service is transferred to a customer. The Group is primarily responsible for fulfilling the promise to provide the specified good or service, has inventory risk before the specified good or service has been transferred to a customer and has discretion in establishing the price for the specified good or service.

Generally, the Group recognizes revenue under ASC Topic 606 for each type of its performance obligation either over time (generally, the transfer of a service) or at a point in time (generally, the transfer of content) as follows:

The Group’s revenues are mainly derived from selling advertising time slots on the Group’s advertising networks and cryptocurrency mining.

AIRNET TECHNOLOGY INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

Revenue by service categories

	For the six months ended June 30,
	2023	2024
	(unaudited)	(unaudited)
Revenues from operations:
Air Travel Media Network	$581	$234

Air Travel Media Network: Revenues are generated from advertising and programming on airplanes. There are also other revenues from the display of media content in air travel.

For the advertising business, the Group typically signs standard contracts with its advertising clients, who require the Group to run the client’s advertisements for a fixed fee on airlines the Group’s contracts with for a specified time period. The Group recognizes advertising revenues ratably over the service period for which the advertisements are displayed, so long as collection remains probable.

The Group also generates revenue from programs that are run on airlines for a period of time. The Group signs standard contracts with the customer who has the copyright of movies or TV programs and requires the Group to play the program for a fixed fee on airlines for a specified time The Group recognizes program display revenues ratably over the performance period for which the program is played, so long as collection remains probable.

It also consisted the revenue through other media network such as on-train and on long-haul bus Wi-Fi network and self-owned and third parties’ public accounts, the Group provides WeChat public account promotion and advertising and promotion articles publishing services. For the public account promotion business, the passengers in the trains could connect to Wi-Fi for free via the Group’s Wi-Fi equipment after registered as a member to that public account as a follower in WeChat. The Group charges a fix rate per new member and collects service fee from the client who owns the public accounts.

For the advertising and promotion articles publishing business, the group has developed a public accounts pool which have already accumulated hundreds and thousands of registered users (there are both self-owned and third parties’ public accounts). WeChat public account promotion through on-train Wi-Fi network was ceased in 2019 and no revenue was generated from WeChat public account promotion through Wi-Fi network in following years. The Group still generated immaterial revenue in other self-owned and third parties’ public accounts.

Cryptocurrency mining: The Group has entered into digital asset mining pools by executing contracts with the mining pool operators to provide computing power to the mining pool. In exchange for providing computing power, the Group is entitled to a fractional share of the fixed cryptocurrency award the mining pool operator receives for successfully adding a block to the blockchain. The Group’s fractional share is based on the proportion of computing power the Group contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

The provision of providing such computing power is the only performance obligation in the Group’s contracts with mining pool operators. The transaction consideration the Group receives, if any, is noncash consideration, which the Group measures at fair value on the date received, which is not materially different than the fair value at contract inception or the time the Group has earned the award from the pools. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the mining pool operator successfully places a block and the Group receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component in these transactions.

Fair value of the cryptocurrency award received is determined using the quoted price of the related cryptocurrency at the time of receipt. There is currently no specific definitive guidance under GAAP or alternative accounting framework for the accounting for cryptocurrencies recognized as revenue or held, and management has exercised significant

AIRNET TECHNOLOGY INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by the FASB, the Group may be required to change its policies, which could have an effect on the Group’s consolidated financial position and results from operations.

On March 19, 2024, the Company resolved to dispose the cryptocurrency business, and the revenue from cryptocurrency business was reclassified as discontinued operations.

Deferred revenue

Prepayments from customers for advertising service are deferred when corresponding performance obligation is not satisfied and recognized as revenue when the advertising services are rendered. The balance of deferred revenue as of June 30, 2024 is $7,217, the majority of which is $5,025 for the unsatisfied performance obligation with two customers with contracts amount of $5,253.

(r)          Value Added Tax (“VAT”)

The Company’s PRC subsidiaries are subject to value-added taxes at a rate of 6% on revenues and paid after deducting input VAT on purchases. The net VAT balance between input VAT and output VAT is reflected in the account as input VAT receivable or other taxes payable. The Group’s gross revenue is presented net of VAT. As of June 30, 2024, the Group assessed the recoverability of estimated input VAT that was generated in prior year and recognized a cost of non-deductible input VAT that were generated in prior years of $66 and 7 for the six months ended June 30, 2023 and 2024.

(s)           Prepayments

Prepayments are cash deposited for future mining equipment purchases or cash advanced to service providers for future services. This amount is refundable and bears no interest.

(t)          Agency fees and advertisement publishing fees

The Group pays fees to advertising agencies for identifying and introducing advertisers to the Group and assisting in advertisement publishing based on a certain percentage of revenues made through the advertisement agencies upon receipt of payment from advertisers. The agency fees and advertisement publishing fees are charged to cost of revenues in the consolidated statements of operations ratably over the period in which the advertisement is displayed. Prepaid and accrued agency fees and advertisement publishing fees are recorded as current assets and current liabilities according to relative timing of payments made and advertising service provided.

(u)          Advertising costs

The Group expenses advertising costs as incurred. Total advertising expenses were nil and nil for the six months ended June 30, 2023 and 2024, respectively, and have been included as part of selling and marketing expenses.

(v)          Foreign currency translation

The functional and reporting currency of the Company and the Company’s subsidiaries domiciled in BVI and Hong Kong are the United States dollar (“U.S. dollar”). The financial records of the Company’s other subsidiaries, VIEs and VIEs’ subsidiaries located in the PRC are maintained in their local currency, the Renminbi (“RMB”), which are the functional currency of these entities.

AIRNET TECHNOLOGY INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations.

The Group’s entities with functional currency of RMB translate their operating results and financial position into the U.S. dollar, the Company’s reporting currency. Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Revenues, expenses, gains and losses are translated using the average rate for the year. Retained earnings and equity are translated using the historical rate. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income.

(w)          Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws and regulations applicable to the Group as enacted by the relevant tax authorities.

The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authorities. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, the Group classifies the interest and penalties, if any, as a component of the income tax expense. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100 thousand. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. According to Hong Kong Inland Revenue Department, the statute of limitation is six years if any company chargeable with tax has not been assessed or has been assessed at less than the proper amount, the statute of limitation is extended to 10 years if the underpayment of taxes is due to fraud or willful evasion.

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2024, the Group had no uncertain tax positions that if recognized would affect the annual effective tax rate.

The Group is not currently under examination by any income taxing authority, nor has it been notified of an impending examination. As of June 30, 2024, income tax returns for the tax years ended December 31, 2019 through December 31, 2023 remain open for statutory examination.

(x)          Share-based payments

Share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument issued, and recognized as compensation expenses over the requisite service periods based on a straight-line method, with a corresponding impact reflected in additional paid-in capital.

Share-based payment transactions with non-employees are measured based on the fair value of the options on the measurement date as of each reporting date and recognized as expense over the requisite service periods on a straight-line method subject to adjustments in fair value, with a corresponding impact reflected in additional paid-in capital.

AIRNET TECHNOLOGY INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

(y)          Comprehensive (loss) income

Comprehensive (loss) income includes net (loss) income and foreign currency translation adjustments and is presented net of tax. The tax effect is nil for the six months ended June 30, 2023 and 2024 in the consolidated statements of comprehensive (loss) income.

(z)          Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and accounts receivable. The Group places their cash with financial institutions with high-credit rating and quality in China. For the six months ended June 30, 2023 and 2024, there were three and three customers accounting for 10% or more of total revenue, respectively. As of December 31, 2023 and June 30, 2024, there was one and two customer accounting for 10% or more of total accounts receivables, respectively.

(aa)        Net income(loss) per share

Basic net income (loss) per share is computed by dividing net income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted net income (loss) reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Potential common shares in the diluted net income (loss) per share computation are excluded in periods of losses, as their effect would be anti-dilutive.

(bb)        Recent issued accounting standards

Recently issued ASUs by the FASB are not expected to have a material impact on the Group’s consolidated results of operations or financial position.

(cc)        Reclassification

Certain prior year amounts have been reclassified to conform to the current year of discontinued operations presentation. These reclassifications have no effect on the accompanying statements of operations and cash flows.

3.           DISCONTINUED OPERATIONS

On March 19, 2024, the Group resolved to dispose the cryptocurrency business. The business was disposed to Mr. Herman Man Guo for exchange of 1,307,229 ordinary shares of the Company at a par value of US$0.04. The discontinued operation represents a strategic shift that has a major effect on the Company’s operations and financial results, which triggers discontinued operations accounting in accordance with FASB ASC 205-20-45. The assets and liabilities related to the discontinued operations are classified as assets/liabilities of discontinued operations as of December 31, 2023, while results of operations related to the discontinued operations for the six months ended June 30, 2023 and 2024, were reported as income (loss) from discontinued operations.

AIRNET TECHNOLOGY INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

The results of discontinued operations for the six months ended June 30, 2023 and 2024 are as follows:

	For the six months ended June 30,
	2023	2024
	(unaudited)	(unaudited)
Revenues	$—	$—
Less: Cost of revenues	—	—
Gross Revenue	—	—
Total operating expenses	691	—
Loss from discontinued operations	(691)	—
Total other income, net	—	—
Loss from discontinued operation before income taxes	(691)	—
Income tax expenses from operations	—	—
Net loss from discontinued operations	$(691)	$—

Assets and liabilities of the discontinued operations as of December 31, 2023 and March 19, 2024 and the loss on sale of discontinued operations recognized during the six months ended June 30, 2024 are as follows:

	As of December 31,	As of March 19,
	2023	2024
		(unaudited)
Cash and cash equivalents	$20	$20
Other current assets	4,546	4,546
Total assets of discontinued operations	4,566	4,566

Accrued expenses and other current liabilities	294	294
Amounts due to related parties	1,256	1,256
Total liabilities of discontinued operations	$1,550	$1,550

Total net assets	—	$3,016
Total consideration received	—	1,569
Loss on sale of discontinued operations	—	$1,447

4.           ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	As of December 31,	As of June 30,
	2023	2024
		(unaudited)
Accounts receivable, gross	$2,972	$2,917
Less: Allowance for expected credit losses	(2,953)	(2,883)
Accounts receivable, net	$19	$34

AIRNET TECHNOLOGY INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

Movement of allowance for expected credit losses is as follows:

	For the six months ended June 30,
	2023	2024
	(unaudited)	(unaudited)
Beginning of year	$2,890	$2,953
Addition	102	—
Reverse	(244)	(3)
Write off	133	—
Exchange rate adjustment	(15)	(67)
End of period	$2,866	$2,883

5.           OTHER CURRENT ASSETS, NET

Other current assets, net, consist of the following:

	As of December 31,			As of June 30,
	2023			2024
				(unaudited)
	Gross	Allowance	Net	Gross	Allowance	Net

Receivable from third party (i)	$33,147	$(27,464)	$5,683	$31,980	$(26,577)	$5,403
Receivable from AM Advertising and its subsidiaries (ii)	21,218	(7,669)	13,549	20,729	(7,493)	13,236
Input VAT receivable (iii)	2,493	—	2,493	2,435	—	2,435
Other prepaid expenses	3,710	(1,338)	2,372	3,623	(1,451)	2,172
Short-term deposits	257	—	257	244	—	244
Prepaid selling and marketing fees	518	(354)	164	461	(346)	115
Receivable from Non-controlling shareholders	669	(521)	148	654	(509)	145
Prepaid individual income tax and other employee advances	389	(116)	273	391	(114)	277
Others	50	—	50	49	—	49
Total	$62,451	$(37,462)	$24,989	$60,566	$(36,490)	$24,076
(i)	Receivable from third party mainly represented the concession fee deposits of Guangzhou Meizheng for the ceased operations in providing Wi-Fi services on trains that is expected to be refunded within one year and the refund receivable of concession fee from an airline company. As of December 31, 2023 and June 30, 2024, the management conducted a review on the outstanding balance and recorded bad debt provision on other current assets for which the collectability is assessed to be remote. It also consisted of loans to third parties are in order to secure them to provide advertising services at prime locations to the Group. As of December 31, 2023 and June 30, 2024, the Group had balance of various loan agreements with third parties with aggregated amount of $5,891 and $5,755, respectively with the terms of one year. The interest rates were around 5% without any assets pledged for the years ended December 31, 2022 and 2023, respectively. As of December 31, 2023 and June 30, 2024, the bad debt allowance for loan to third parties amounted to $5,891 and $5,755, respectively.
(ii)	Receivable from AM Advertising and its subsidiaries balance amounted to $21,218 and $20,729 as of December 31, 2023 and June 30 2024, respectively. As of December 31, 2023 and June 30, 2024, $7,669 and $7,493 of provision for credit losses were made for the receivable balance, respectively. See Note 19 (b) for further discussion of AM Advertising.
(iii)	Input VAT receivable decreased by $58 from $2,493 as of December 31, 2023 to $2,435 as of June 30, 2024. For the year ended December 31, 2023 and the six months ended June 30, 2024, economy was adversely affected by the unpredictable COVID-19 and the Group expected that it would be remote to receive invoices to certify the estimated input VAT.

AIRNET TECHNOLOGY INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

Movement of allowance for other current assets is as follows:

	For the six months ended June 30,
	2023	2024
	(unaudited)	(unaudited)
Beginning of year	$31,571	$37,462
Addition	3,323	—
Exchange rate adjustment	(1,542)	(972)
End of year	$33,352	$36,490

6.           PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	As of December 31,	As of June 30,
	2023	2024
		(unaudited)
Wi-Fi and network equipment	$16,582	$16,200
Office property	10,544	10,301
Software	10,270	9,258
Digital display network equipment	3,396	3,318
Computer and office equipment	5,157	5,106
Leasehold improvement	2,467	2,411
Furniture and fixture	734	708
Vehicles	558	4,489
Total original costs	49,708	51,791
Less: impairment	(14,763)	(14,423)
Less: accumulated depreciation	(24,868)	(23,526)
Construction in progress	162	158
Total property and equipment, net	$10,239	$14,000

Movement of impairment for property and equipment is as follows:

	For the six months ended June 30,
	2023	2024
	(unaudited)	(unaudited)
Beginning of year	$15,110	$14,763
Addition	—	—
Exchange rate adjustment	(655)	(340)
End of year	$14,455	$14,423

Depreciation expense for the six months ended June 30, 2023 and 2024 was $438 and $214 respectively. Impairment loss recorded for the six months ended June 30, 2023 and 2024 was nil.

AIRNET TECHNOLOGY INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

7.           LONG-TERM INVESTMENTS, NET

(a)         Equity method investments, net

The Group had the following equity method investments:

	As of December 31,		As of June 30,
	2023		2024
			(unaudited)
	Percentage		Percentage
	of		of
Name of company	ownership	Amount	ownership	Amount
	%		%
Lanmeihangbiao Tiandi Internet Investment Management (Beijing) Co., Ltd. (“LMHB”) (1)	40	173	40	167
Unicom AirNet (Beijing) Network Co., Ltd. (“Unicom AirNet”) (2)	33.67	3,848	—	—
Less: impairment on equity method investments:
LMHB (1)		(173)		(167)
Equity method investments, net		$3,848		$—
(1)	In September 2015, AirNet Online entered into an agreement with BlueFocus Wireless Internet (Beijing) Investment Management Co., Ltd. and two individual investors to establish a joint venture, LMHB. LMHB is mainly engaged in investment management of Wi-Fi platform marketing and other mobile internet industries. The investment fully impaired as of December 31, 2018.
(2)	On February 22, 2017, AirNet Online established Unicom AirNet, jointly with Unicom Broadband Online Co., Ltd. and Chengdu Haite Kairong Aeronautical Technology Co., Ltd., a wholly owned subsidiary of a listed company providing aeronautical technical services. Pursuant to a capital contribution agreement entered into by the relevant parties, AirNet Online invested RMB117.9 million in Unicom AirNet. After this transaction, AirNet Online held 33.67% of equity interests in Unicom AirNet. The investment was accounted for using the equity method of accounting as the Group has the ability to exercise significant influence over the operations of Unicom AirNet. The Group recorded its share of gain (loss) of Unicom AirNet of approximately ($692) and $73 for the six months ended June 30, 2023 and 2024, respectively. In February 2024, the Group entered into an equity transfer agreement with Hainan Oriental Meitong Technology Partnership ("Buyer"), an unaffiliated third party, pursuant to which the Group disposed of all the 33.67% of equity interests held by AirNet Online in Unicom AirNet for an aggregate consideration of RMB197.0 million. In April 2024, the Group received the full amount of the consideration from the Buyer. The net book value of investment in Unicom AirNet was approximately $3,700 before the disposal, and the Group recognized a total disposal gain of approximately $23,647.

AIRNET TECHNOLOGY INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

(b)         Equity investments without readily determinable fair values, net

The Group had the following equity investments without readily determinable fair values, other-than-temporary impairment of $47,336 and $46,111 was recognized as of December 31, 2023 and June 30, 2024, respectively:

	As of December 31,		As of June 30,
	2023		2024
			(unaudited)
	Percentage		Percentage
	of		of
Name of company	ownership	Amount	ownership	Amount
	%		%
Beijing Zhongjiao Huineng Information Technology Co., Ltd (“Zhongjiao Huineng”) (1)	13	$529	13	$517
AM Advertising (2)	20	74,977	20	73,250
Less: impairment
Zhongjiao Huineng (1)		(529)		(517)
AM Advertising (2)		(46,807)		(45,594)
Equity investments without readily determinable fair values, net		$28,170		$27,656
(1)	In January 2016, the Group acquired 13.3% equity interest in Zhongjiao Huineng, a company established in the PRC that is mainly engaged in providing WIFI and GPS service to logistic industry. A full impairment loss was provided as of December 31, 2018.
(2)	The investment in AM Advertising was accounted for using the cost method of accounting, as the Group does not have the ability to exercise significant influence to the operation from 2016. In December 2018, the Group transferred the 20.32% equity interests in AM Advertising but did not derecognize this long-term investment considering the existence of continuing involvement and more than trivial benefit owned by the Group. Meanwhile the Group determined the fair value of this investment in AM Advertising according to the transaction price received, which became the new basis of the investment. Hence, the investment impairment loss of $50,159 in AM Advertising was recorded for the year ended December 31, 2018 and the accumulated impairment was $46,807 as of December 31, 2023 and $45,594 as of June 30, 2024, due to changes from foreign currency translation adjustment. As of October 30, 2019, the Group and the transferee entered into a supplementary agreement on the outstanding amount of RMB380 million. The Group assessed that the supplementary agreement cannot trigger the derecognition of AM Advertising as of June 30, 2024.

8.           LEASE

The Group leases offices space under non-cancelable operating leases, with terms ranging from one to three years. The Group considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term. Leases with initial term of 12 months or less are not recorded on the balance sheet.

The Group determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Group uses the rate implicit in the lease to discount lease payments to present value; however, most of the Group’s leases do not provide a readily determinable implicit rate. Therefore, the Group discount lease payments based on an estimate of its incremental borrowing rate.

The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

AIRNET TECHNOLOGY INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

Supplemental balance sheet information related to operating lease was as follows:

	As of December 31,	As of June 30,
	2023	2024
		(unaudited)
Right-of-use assets	$2	$—

Lease liabilities - current	$6	$—
Lease liabilities - non-current	—	—
Total lease liabilities	$6	$—

For the six months ended June 30, 2023 and 2024, the Group incurred lease expenses as follows.

	For the six months ended June 30,
	2023	2024
	(unaudited)	(unaudited)
Operating lease cost	$8	$2

9.           ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the follows:

	As of December 31,	As of June 30,
	2023	2024
		(unaudited)
Accrued payroll and welfare	$1,546	$1,454
Other tax payable	43	39
Accrued staff disbursement	994	980
Deposit payable	24	23
Other current liabilities (i)	7,634	9,868
Other accrued expenses	312	751
	$10,553	$13,115
(i)	The other current liabilities mainly consist of the amounts due to AM Advertising and its subsidiaries mainly represent the borrowings from AM Advertising and its subsidiaries for the purpose of operation.

10.          INCOME TAXES

AirNet is a tax-exempted company incorporated in the Cayman Islands.

Broad Cosmos is tax-exempted company incorporated in the British Virgin Islands.

AN China and Blockchain Dynamics Limited are subject to Hong Kong tax law. According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, form April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HK$2.0 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations and 7.5% (half of the standard rate) for unincorporated businesses (mostly partnerships and sole proprietorships). Assessable profits above HK$2.0 million will continue to be subject to the rate of 16.5% for corporations and standard rate of 15% for unincorporated businesses. AN China is qualified to elect the tax rate of 8.25% as it has no assessable profit in 2018, and has a small profit in 2021, 2022 and 2023.

AIRNET TECHNOLOGY INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

The Group’s subsidiaries in the PRC are all subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws and regulations except for Air Joy, which was incorporated in Singapore with an income tax rate of 17% and has no assessable profit in 2021, 2022 and 2023. The EIT rate for the Group’s operating in PRC was 25% with the following exceptions.

Wangfan Linghang qualified for the HNTE (entities that are qualified as “high and new technology enterprises strongly supported by the state”) at the end of 2017 and entitled to an EIT rate of 15%, expiring on December 26, 2020 and was entitled to an EIT rate of 25% afterwards.

Air Esurfing qualified for the HNTE in 2018 and entitled to an EIT rate of 15%, expiring on September 10, 2021 and was entitled to an EIT rate of 25% afterwards.

Income tax expenses (benefits) are as follows:

	For the six months ended June 30,
	2023	2024
	(unaudited)	(unaudited)
Income tax expenses (benefits):
Current	$1	$—
Deferred	—	—
	$1	$—

The principal components of the Group’s deferred income tax assets are as follows:

	As of December 31,	As of June 30,
	2023	2024
		(unaudited)
Deferred tax assets:
Allowance for expected credit loss	$10,104	$9,916
Net operating loss carry forwards	57,897	34,447
Impairment on equipment	3,691	3,622
Total deferred tax assets	71,692	47,985
Valuation allowance	(71,692)	(47,985)
Total deferred tax assets, net	$—	$—

The Group had deferred tax assets which consisted of tax loss carry-forwards, accruals and reserves which can be carried forward to offset future taxable income. The valuation allowance provided as of June 30, 2023 and 2024 relates to the deferred tax assets generated by the Group’s VIEs. The Group’s subsidiaries in the PRC had total net operating loss carry forwards approximately of $34,447 as of June 30, 2024. The net operating loss carry forwards for the PRC subsidiaries will expire on various dates through year 2026. The Group’s valuation allowance decreased by $23,707 from $71,692 as of December 31, 2023 to $47,985 as of June 30, 2024.

The Group evaluates each UTP (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. In 2018, the Group incurred penalties of $4,324 related to underpayment or delayed payment for income tax expense of previous years. A tax penalty of $2,664 was assessed for a one-year delay of income taxes owed for 2015 arising from the gain on transferring 75% equity of AM Advertising and a tax penalty of $1,660 was assessed for the unpaid income tax expense of 2016 for the deduction of bad debt allowances from taxable income before tax without attempting to enforce collections of the assets and filing a special declaration of loss in asset. After paying the penalties noted above in 2018, taxes payable as of December 31, 2018 was $11,065. The Group determined that the unpaid tax liability was an uncertain tax (“UTP”) position as it is not more likely than not to be sustained on audit if the tax authorities were to re-examine this position. The tax authorities have not re-examined this position and the statute of limitations has expired as of the end of 2020. Therefore, the UTP was eliminated as a result of the lapse of the applicable statute of limitations.

AIRNET TECHNOLOGY INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

For the six months ending June 30, 2023 and 2024, the Group recognized no interest expense related to unrecognized tax benefits. The Group is not currently under examination by any income taxing authority, nor has it been notified of an impending examination. As of June 30, 2024, tax years 2018 to 2023 present are subject to examination by the tax authorities.

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status. New EIT Law includes a provision specifying that legal entities organized outside of China will be considered residents for Chinese income tax purposes if the place of effective management or control is within China. The Implementation Rules to the new EIT Law provide that non-resident legal entities will be considered China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within China. Additional guidance is expected to be released by the Chinese government in the near future that may clarify how to apply this standard to tax payers. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that its legal entities organized outside of China should be treated as residents for new EIT Law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%.

However, the Company’s subsidiaries located in the PRC were in a loss position and had accumulated deficit as of June 30, 2024, and the tax basis for the investment was greater than the carrying value of this investment. A deferred tax asset should be recognized for this temporary difference only if it is apparent that the temporary difference will reverse in the foreseeable future. Absent of evidence of a reversal in the foreseeable future, no deferred tax asset for such temporary difference was recorded. The Company did not record any tax on any of the undistributed earnings because the relevant subsidiaries do not intend to declare dividends and the Company intends to permanently reinvest it within the PRC.

Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution to the Company are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. The Chinese tax authorities have also clarified that distributions made out of pre-January 1, 2008 retained earnings will not be subject to the withholding tax.

11.          NET INCOME (LOSS) PER SHARE

On November 30, 2022, with the approval of shareholder meeting, the Company consolidated every forty of the authorized (whether issued or unissued) shares of each class of par value of US$0.001 each in the capital of the Company into one share of the same class of par value of US$0.04 each (the “Share Consolidation”). Upon the Share Consolidation, the ratio of its American Depositary Receipts representing ordinary shares ("ADS") of the Company will be amended from one ADS representing ten (10) ordinary shares of the Company to one (1) ADS representing one (1) ordinary share of the Company. Following and as a result of the Share Consolidation, the authorized share capital of the Company will be US$1,000,000 divided into 22,500,000 ordinary shares of a nominal or par value of US$0.04 each and 2,500,000 preferred shares of a nominal or par value of US$0.04 each.

On May 2, 2024, the authorized share capital of the Company increased from US$1,000,000 divided into 22,500,000 ordinary shares of a nominal or par value of US$0.04 each and 2,500,000 preferred shares of a nominal or par value of US$0.04 each to US$40,000,000 divided into 900,000,000 ordinary shares of a nominal or a par value of US$0.04 each and 100,000,000 preferred shares of a nominal or par value of US$0.04 each, by the creation of an additional 877,500,000 ordinary shares with a par value of US$0.04 each and 97,500,000 preferred shares with a par value of US$0.04 each.

AIRNET TECHNOLOGY INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

All share and per share data as of December 31, 2023 and June 30, 2024 and for the six months ended June 30, 2023 and 2024 are presented on a retroactive basis.

The calculation of the net income (loss) per share is as follows:

	For the six months ended June 30,
	2023	2024
	(unaudited)	(unaudited)
Numerator:
Net (loss) income attributable to AirNet Technology Inc.’s ordinary shareholders	$(3,925)	$19,895

Denominator:
Weighted average ordinary shares outstanding used in computing net (loss) income per ordinary share
Basic and diluted	3,575,714	8,035,683
Weighted average shares used in calculating (loss) income per ADS
Basic and diluted	3,575,714	8,035,683

Net (loss) income per ordinary share
Basic and diluted	$(1.10)	$2.48

Net (loss) income per ADS
Basic and diluted	$(1.10)	$2.48

12.          SHARE BASED PAYMENTS

2012 Share incentive plan

In 2012 the Group created the 2012 Share Incentive Plan (the “Plan”) which provides for 6,000,000 ordinary shares options to be granted to employees and directors. Share options under this Plan may vest over a service period, performance condition or market condition, as specified in each award. Share options generally expire 5 years from the grant date. The Group has extended the expiration date of its outstanding options to December 31, 2025.

AIRNET TECHNOLOGY INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

The following summary of stock option activities for the six months ended June 30, 2023 and 2024:

Outstanding Options
		Weighted		Weighted
		average	Weighted	average
		exercise	average	remaining	Aggregate
	Number of	price	grant-date	contractual	intrinsic
	options	per option	fair value	terms	value
Outstanding as of January 1, 2023	6,540,000	$0.44	$0.35	1.53	$—
Granted	—	—	—	—	—
Exercised	—	—	—	—	—
Forfeited	—	—	—	—	—
Expired	—	—	—	—	—

Outstanding as of December 31, 2023	6,540,000	$0.44	$0.35	0.53	$—
Granted	—	—	—	—	—
Exercised	—	—	—	—	—
Forfeited	—	—	—	—	—
Expired	6,155,032	0.44	0.35	—	—

Outstanding as of June 30, 2024 (unaudited)	384,968	$0.24	$0.35	1.50	$—

The total intrinsic value of options exercised during the six months ended June 30, 2023 and 2024 was all nil. The Group recorded share-based compensation of nil for the six months ended June 30, 2023 and 2024.  The total unrecognized compensation expense related to unvested share options granted as of June 30, 2024 was nil.

(1)	Volatility

The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of the Company’s ordinary shares and listed shares of comparable companies over a period comparable to the expected term of the options. From March 2011, the volatility was estimated based on the historical volatility of the Company’s share price as the Company has accumulated sufficient history of stock price for a period comparable to the expected term of the options.

(2)	Risk-free rate

Risk-free rate is based on yield of US Treasury bill as of valuation date with maturity date close to the expected term of the options.

(3)	Expected term

The expected term is estimated based on a consideration of factors including the original contractual term and the vesting term.

(4)	Dividend yield

The dividend yield was estimated by the Group based on its expected dividend policy over the expected term of the options. The Group has no plan to pay any dividend in the foreseeable future. Therefore, the Group considers the dividend yield to be zero.

(5)	Exercise price

The exercise price of the options was determined by the Group’s Board of Directors.

AIRNET TECHNOLOGY INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

(6)	Fair value of underlying ordinary shares

The closing market price of the ordinary shares of the Company as of the grant/modification date was used as the fair value of the ordinary shares on that date.

No options were granted during 2021 to 2024.

Ordinary shares issued for services

In March 2024, the Group granted an aggregate of 1,200,000 ordinary shares with a fair value of $1,332, determined using the closing price of $1.1 on March 20, 2024, to one service provider. The value of these shares is being amortized over the service period of two years starting from April 1, 2024. During the six months ended June 30, 2023 and 2024, the Group recorded nil and $185 share-based compensation expense related to services, respectively.

13.          FAIR VALUE MEASUREMENT

Measured on recurring basis

The Group measured its financial assets and liabilities, including cash and cash equivalents, accounts receivable, amounts due from related parties, prepaid equipment costs, accounts payable and amounts to from related parties on a recurring basis as of December 31, 2023 and June 30, 2024.

Cash and cash equivalents and cryptocurrency are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market. The carrying amounts of accounts receivable, amounts due from related parties, prepaid equipment cost and accounts payable approximate their fair values due to their short-term maturity.

Measured on non-recurring basis

The Group measured property and equipment at fair value on a nonrecurring basis. The fair value was determined using models with significant unobservable inputs (Level 3 inputs). This was based on a number of key assumptions, including, but not limited to, undiscounted future cash flows and the annual net revenue projections based on the projected levels of advertising activities during the forecast periods, all of which were classified as Level 3 in the fair value hierarchy. As a result, the Group recorded nil impairment charged for the six months ended June 30, 2023 and 2024, respectively.

The Group measured its long-term investment in AM Advertising at fair value on a nonrecurring basis as result of the disposal transaction. The fair value was determined using the market approach with unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities (Level 2 inputs). The impairment recorded was nil and nil impairment charged for the six months ended June 30, 2023 and 2024, respectively.

14.          TREASURY SHARES AND REVERSE ADS SPLIT

Up to December 31, 2023, the Company had repurchased an aggregate of 1,306,486 ADSs from the open market for a total consideration of $17,400, of which 438,137 ADSs had been cancelled and 868,349 ADSs were recorded as treasury shares. As a result of Share Consolidation in note 11, a total of 24,818 ADSs was recorded as treasury shares as of December 31, 2023.

On March 19, 2024, the Group resolved to dispose the cryptocurrency business. The business was disposed to Mr. Herman Man Guo for exchange of 1,307,229 ordinary shares of the Company at a par value of US$0.04. Therefore, a total of 1,332,047 ADSs was recorded as treasury shares as of June 30, 2024.

AIRNET TECHNOLOGY INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

15.         MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ income. The total contribution for such employee benefits were $122  and $113 for the six months ended June 30, 2023 and 2024, respectively.

16.          STATUTORY RESERVES

As stipulated by the relevant law and regulations in the PRC, the Group’s subsidiaries, VIEs and VIEs’ subsidiaries in the PRC are required to maintain non-distributable statutory surplus reserve. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of profit after taxes as reported in the subsidiaries’ statutory financial statements prepared under the PRC GAAP. Once appropriated, these amounts are not available for future distribution to owners or shareholders. Once the general reserve is accumulated to 50% of the subsidiaries’ registered capital, the subsidiaries can choose not to provide more reserves. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production and increase in registered capital of the subsidiaries. The Group allocated no statutory reserves during the six months ended June 30, 2023 and 2024. The statutory reserves cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.

17.         RESTRICTED NET ASSETS

Relevant PRC laws and regulations restrict the WFOEs, VIEs and VIEs’ subsidiaries from transferring a portion of their net assets, equivalent to the balance of their paid-in-capital, additional paid-in-capital and statutory reserves to the Group in the form of loans, advances or cash dividends. Relevant PRC statutory laws and regulations restrict the payments of dividends by the Group’s PRC subsidiaries and VIEs and VIEs’ subsidiaries from their respective retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

As of June 30, 2024, the balance of restricted net assets was $326,146, of which $131,625 was attributed to the paid-in-capital, additional paid-in-capital and statutory reserves of the VIEs and VIEs’ subsidiaries, and $194,521 was attributed to the paid in capital, additional paid-in-capital and statutory reserves of WFOE. Under applicable PRC laws, loans from PRC companies to their offshore affiliated entities require governmental approval, and advances by PRC companies to their offshore affiliated entities must be supported by bona fide business transactions.

18.         COMMITMENTS

As of June 30, 2024, the Group has no material purchase commitments or significant leases.

AIRNET TECHNOLOGY INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

19.         LIABILITIES FOR LITIGATION

(a)Approval for non-advertising content

A majority of the digital frames and digital TV screens in the Group’s network include programs that consist of both advertising content and non-advertising content. On December 6, 2007, the State Administration of Radio, Film or Television, or the SARFT, a governmental authority in the PRC, issued a Circular regarding Strengthening the Management of Public Audio-Video in Automobiles, Buildings and Other Public Areas, or the SARFT Circular. According to the SARFT Circular, displaying audio-video programs such as television news, films and television shows, sports, technology and entertainment through public audio-video systems located in automobiles, buildings, airports, bus or train stations, shops, banks and hospitals and other outdoor public systems must be approved by the SARFT. The Group intends to obtain the requisite approval of the SARFT for the Group’s non-advertising content, but the Group cannot assure that the Group will obtain such approval in compliance with this SARFT Circular, or at all.

In January 2014, the Group entered into a strategic alliance with China Radio International Oriental Network (Beijing) Co., Ltd (“CRION”), which manages the internet TV business of China International Broadcasting Network, to operate the CIBN-AirNet channel for broadcast network TV programs to air travelers in China. According to the terms of the cooperation arrangement with CRION, during the cooperation period from March 28, 2014 to March 27, 2024, CRION shall obtain and, from time to time, be responsible for obtaining any approval, license and consent regarding the regulation of broadcasting and television from relevant authorities.

There is no assurance that CRION will be able to obtain or maintain the requisite approval or the Group will be able to renew the contract with CRION when they expire. If the requisite approval is not obtained, the Group will be required to eliminate non-advertising content from the programs included in the Group’s digital frames and digital TV screens and advertisers may find the Group’s network less attractive and be unwilling to purchase advertising time slots on the Group’s network.

As of June 30, 2024, the Group did not record a provision for these matters as management believes the possibility of adverse outcome of the matters is remote and any liability it may incur would not have a material adverse effect on its consolidated financial statements. However, it is not possible for the Group to predict the ultimate outcome and the possible range of the potential impact of failure to obtain such disclosed registrations and approvals primarily due to the lack of relevant data and information in the market in this industry in the past.

(b)	AM Advertising Dispute

Linghang Shengshi had served a legal letter, dated June 29, 2016 (the “Legal Letter”), on Longde Wenchuang to challenge the proposed transfers by Longde Wenchuang of their equity interests in AM Advertising to Shanghai Golden Bridge InfoTech Co., Ltd. (stock code: 603918), a PRC company with its shares listed on the Shanghai Stock Exchange (“Golden Bridge”). As of the date of the Legal Letter, Linghang Shengshi held 24.84% of the equity interests in AM Advertising. Longde Wenchuang and Culture Center held 28.57% and 46.43%, respectively, of the equity interests in AM Advertising. On June 14, 2016, Longde Wenchuang entered into an equity interest transfer agreement with Golden Bridge to transfer 75% equity interests in AM Advertising to Golden Bridge in consideration for shares in Golden Bridge (the “Transfer”). Neither of Longde Wenchuang sought consent from Linghang Shengshi with respect to the Transfer in accordance with the provisions of the Company Law of the People’s Republic of China (the “Company Law”). Linghang Shengshi challenges the validity of the Transfer on the ground that it violated the statutory right of first refusal of Linghang Shengshi under the Company Law. Subsequent to the Group’s legal letter, Golden Bridge ceased acquisition of 75% equity interest of AM Advertising from Longde Wenchuang and Culture Center. Longde Wenchuang and Culture Center further dismissed the Group’s representative from Co-CEO position of AM Advertising.

AIRNET TECHNOLOGY INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

On September 2, 2016, the Group received notice (the “September 2, 2016 Notice”) from the China International Economic and Trade Arbitration Commission (the “CIETAC”) that the Company, Chuangyi Technology, Linghang Shengshi and Mr. Herman Man Guo (collectively, the “Respondents”) were named as respondents by the Culture Center in an arbitration proceeding submitted by the Culture Center to the CIETAC in connection with the sale by the Group of 75% equity interests in AM Advertising to Culture Center and Longde Wenchuang in June 2015. Culture Center seeks specific performance by the Respondents of certain obligations under the transaction documents, which include, among other things, (i) the pledge by Linghang Shengshi and Mr. Guo of their respective equity interests in AM Advertising to Culture Center as security for their obligations under the transaction documents, (ii) the use of best efforts by the Respondents to cooperate with the Culture Center and Longde Wenchuang to procure the listing of AM Advertising in China and (iii) the performance by the Group and Mr. Guo of their respective non-compete obligations to refrain from holding, operating, or otherwise participating in any business that is the same or substantially the same as that of AM Advertising. The Group believes the arbitration request is without merit and intends to defend the actions vigorously. However, no assurances can be provided that the Group will prevail in this arbitration proceeding. In response to the September 2, 2016 Notice, the Group filed a notice against Culture Center to CIETAC for their breach of contract.

As a result of the above disputes, the Group is no longer able to exercise significant influence in operating and strategic decision of AM Advertising and cannot access to AM Advertising’s financial information. Accordingly, the Group accounted its investment in AM Advertising as equity investments without readily determinable fair values (see Note 7) as of December 31, 2023 and June 30, 2024. AM Advertising and its subsidiaries are no longer related parties to the Group. As of December 31, 2016, the Group treated the provision for earnout commitment of $23,549 as contingent liability and did not record any additional provision for this matter as management believes the possibility of adverse outcome of the matter is remote and any liability it may incur would not have a material adverse effect on its consolidated financial statements.

During 2018, a memorandum of understanding and various supplemental agreements (collectively the “MoU”) were, were entered into with, among others, Longde Wenchuang and Beijing Cultural Center Construction and Development Fund (Limited Partnership), under which, among other things, Linghang Shengshi and Mr. Guo have agreed to pay or make available to AM Advertising on or prior to May 30, 2018 and further extended to September 30, 2018 and December 31, 2018 an aggregate of RMB304.5 million which was to be discounted by the following amounts (i) the RMB152.0 million profits attributable to Linghang Shengshi, Mr. Guo and Mr. Xu for the first nine months of 2015, based on a third-party pro forma audit report on AM Advertising; (ii) the loan of RMB88.0 million in principal balance and RMB7.8 million in interests; and (iii) the payment of RMB56.7 million in cash after the sale of the 20.32% equity interests in AM Advertising, which consisted of 20.18% equity interests hold by the Group and 0.14% equity interests hold by Mr. Man Guo and Mr. Qing Xu on behalf of the Group, and following the completion of the foregoing arrangements, the Group’s obligations with respect to the profit target for 2015, the earnout provision for the first nine months of 2015 and the loans between AM Advertising and Linghang Shengshi shall be deem completed. According to the aforesaid MoU, after Linghang Shengshi, Mr. Guo and Mr. Xu transfer all the equity interest of AM Advertising, they will cease to be shareholders of AM Advertising and will not be able to continuously assume the obligations in connection with the profit commitment and earn out provision as a matter of fact.

The sale of the 20.32% equity interests in AM Advertising (therein 20.18% was held by the Group) has been completed as of December 31, 2018, while the cash payment of RMB56.7 million to Longde Wenchuang and Beijing Cultural Center Construction and Development Fund (Limited Partnership) has not been paid yet by the Group as of December 31, 2022. Upon the effectiveness of MoU, the Group has written off the contingency of provision for earnout provision, and has recorded an actual payable of earnout provision in the amount of RMB152.6 million as of December 31, 2018. On June 27, 2019, Linghang Shengshi received a letter of notification from AM Advertising requiring for the immediate payment for the net settlement of RMB 56.7 million (the “Letter”) and Linghang Shengshi responded to the Letter on June 28, 2019 by urging AM Advertising to cooperate with income tax deduction. According to an independent third-party attorney’s legal opinion issued in March 2021, the MoU was still effective.

AIRNET TECHNOLOGY INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

In January 2021, the Group was informed that two of Linghang Shengshi’s bank accounts amounted to $1 in aggregate was frozen by the court as Culture Center applied to the court regardless of the arbitration process in the CIETAC in connection with the sale by the Group of 75% equity interests in AM Advertising. The Group believes the application is non-excused as it conflicted with the arbitration proceeding already submitted by the Culture Center to the CIETAC and defended the actions by applying to the court to unfreeze Linghang Shengshi’s bank accounts. In March 2021, the Group discovered that the equity interest of AirNet Online held by Mr. Herman Man Guo and Mr. Qing Xu was frozen by the court, which was applied to the court by AM Advertising to urge all parties to settle the Transfer (the “Case”). However, the Group believes that the court has no right of jurisdiction to judge this Case as it was essentially consisted with the arbitration process in the CIETAC and would be conflicting, and the Group submitted the objection to the court. The judge of the Case has orally approved the objection and the Case will be withdrawn. As of December 31, 2021, Longde Wenchuang and Culture Center have not issued a written notice requesting the cancellation of the MoU. Therefore, the Group considered the MoU was still effective as of December 31, 2021, and the aforementioned actual payable of earnout provision remained.

In January 2022, the court gave a judgement that Linghang Shengshi, Mr. Herman Man Guo and Mr. Qing Xu should pay RMB 56.7 million and interest (the “debts”) to AM Advertising within 10 days of the effective date of the judgment. In addition, Chuangyi Technology and AirNet is jointly and severally liable for the debts to the AM Advertising. Linghang Shengshi, Mr. Herman Man Guo, Mr. Qing Xu and Chuangyi Technology has entered an appeal to the court. The case is currently in the progress of second trial by the court. As the payable of earnout commitment of RMB 152.6 million have been adjusted since 2019 and the total amount of RMB 95.9 million of other current asset have been recorded per book, the net amount of the contingent liability was reflected in the consolidated financial statement of 2021, and no further adjustment was needed in a conclusion.

20.         RELATED PARTY TRANSACTIONS

Details of outstanding balances with the Group’s related parties as of December 31, 2023 and June 30, 2024 were as follows:

Amount due from related parties:

		As of December 31,	As of June 30,
Name of related parties	Relationship	2023	2024
			(unaudited)
Xu Qing	Shareholder	$191	$213
(1)	The amounts represent interest free advances to the related parties in a short-term basis for operation purpose.

AIRNET TECHNOLOGY INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

(In U.S. dollars in thousands, except share and per share data)

Amount due to related parties:

		As of December 31,	As of June 30,
Name of related parties	Relationship	2023	2024
			(unaudited)
Man Guo	Shareholder	$918	$—
Dan Shao	Shareholder	10,190	3,611
		$11,108	$3,611
(2)	The Group issued a total of 6,567,431 ordinary shares to the two related parties to repay $7.6 million (RMB 54,374 million) debts on April 30, 2024.

21.         SUBSEQUENT EVENTS

The Company evaluated all events and transactions that occurred after June 30, 2024 up through September 30, 2024, the Company did not identify any subsequent events occurred that would require recognition or disclosure in the Company’s unaudited condensed consolidated financial statements.